SO 3/17/04

3/18

SECURITIES AND EXCHANGE COMMISSION

04016376

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 WASH. D.C. 158 SECTION PROCESSING

SEC FILE NUMBER 8-65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK TRINITY CAPITAL SERCURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BLVD., SUITE 2450

(No. and Street)

LOS ANGELES, CA 90025

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON BABBITT (310) 231-3112

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.

(Name – *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD., SANTA MONICA CA 90404

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. GORDON BABBITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK TRINITY CAPITAL SECURITIES, LLC, as of FEBRUARY 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

LORI A. DIETZMAN
COMM. #1275322
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. August 28, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES LLC

FINANCIAL REPORT

For the year ended
December 31, 2003 and period from
November 5, 2002 (inception)
to December 31, 2002

BWK TRINITY CAPITAL SECURITIES LLC
FINANCIAL REPORT
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

TABLE OF CONTENTS

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities LLC as of December 31, 2003 and 2002, and the related statements of income (loss), changes in member's equity and cash flows for the year ended December 31, 2003 and the period from November 5, 2002 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from November 5, 2002 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

January 30, 2004

BWK TRINITY CAPITAL SECURITIES LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 25,346	$9,265
Accounts receivable	100,015	-
Prepaid insurance	405	-
TOTAL ASSETS	$125,766	$9,265

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
LIABILITIES		
Due to affiliate (Note 2)	$ 75,015	$ -
MEMBER'S EQUITY	50,751	9,265
TOTAL LIABILITIES AND MEMBER'S EQUITY	$125,766	$9,265

The accompanying notes are an integral part of these statements.

BWK TRINITY CAPITAL SECURITIES LLC
STATEMENTS OF NET INCOME (LOSS)
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

	2003	2002
REVENUES		
Fee income	$250,000	$ -
Interest	29	67
TOTAL REVENUES	250,029	67
EXPENSES		
Management fee (Note 2)	225,000	-
Other operating expenses	22,447	60,227
TOTAL EXPENSES	247,447	61,029
NET INCOME (LOSS)	$ 2,582	$(60,962)

The accompanying notes are an integral part of these statements.

BWK TRINITY CAPITAL SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

BALANCE, NOVEMBER 5, 2002 (INCEPTION)	$ -
MEMBER CONTRIBUTIONS	70,227
NET LOSS	(60,962)
BALANCE, DECEMBER 31, 2002	9,265
MEMBER CONTRIBUTIONS	38,904
NET INCOME	2,582
BALANCE, DECEMBER 31, 2003	$ 50,751

The accompanying notes are an integral part of these statements.

BWK TRINITY CAPITAL SECURITIES LLC
STATEMENTS OF CASH FLOWS
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,582	$ (60,962)
Adjustments to reconcile net income to net cash provided by operating activites:		
Changes in assets and liabilities:		
Increase in accounts receivable	(100,015)	-
Increase in prepaid insurance	(405)	-
Increase in due to affiliate	75,015	-
Net cash used in operating activities	(22,823)	(60,962)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	38,904	70,227
NET INCREASE IN CASH	16,081	9,265
CASH – BEGINNING OF YEAR	9,265	-
CASH - END OF YEAR	$ 25,346	$ 9,265

The accompanying notes are an integral part of these statements.

BWK TRINITY CAPITAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables:

Receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

Revenue recognition:

Retainer fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and retainer fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

NOTE 2: RELATED PARTY TRANSACTIONS

Management, rent and other services:

The Company's member performs business advisory services and has the ability to influence the costs allocated to each entity. During the year ended December 31, 2003, the Company was provided services by its member. In addition, some costs were incurred by the Company's member on its behalf. The Company is charged a management fee based on 90% of the Company's revenue to cover these expenses. For the year ended December 31, 2003, the management fee amounted to $225,000. During the year ended December 31, 2002, expenses incurred by the Company were funded by a contribution to capital.

Due to affiliate:

As of December 31, 2003, the Company owed $75,015 to its affiliate. No interest was charged by the affiliate.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2003 and 2002, the Company had net capital of $25,346 and $9,265, respectively, which was $20,346 and $4,265, respectively, in excess of the required net capital of $5,000.

BWK TRINITY CAPITAL SECURITIES LLC
COMPUTATION OF NET CAPITAL
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

	2003	2002
Total ownership equity from statement of financial position	$ 50,751	$9,265
Addition for discretionary liabilities	75,015	-
Deduction for non-allowable assets	(100,420)	-
Net capital before haircuts on securities positions	25,346	9,265
Haircuts on securities pursuant to Rule 15c3-1(f)	-	-
Net capital	25,346	9,265
Required minimum net capital at the greater of $5,000 or 6 2/3% of aggregate indebtedness ($75,015 x 6 2/3%)	5,000	5,000
Excess net capital	$ 20,346	$4,265

There were no material differences between the audited and unaudited computations of net capital under Rule 15c 3-1 for the year ended December 31, 2002.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2003

	Net Capital	Aggregate Indebtedness
Company's computation *	$ 26,251	$ 218,000
Revision to contributions to equity	31,500	-
Revision to discretionary liabilities	75,015	(149,985)
Revision to non-allowable assets	(100,420)	-
Revision to accruals	(7,000)	7,000
Computations per page 8	$ 25,346	$ 75,015

* Agrees to the Company's unaudited December 31, 2003 FOCUS Part IIA filing.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended
December 31, 2003 and period from November 5, 2002 (inception)
to December 31, 2002

Registrant relies on an exemption from Rule 15c3-3 in that its business is limited to that of corporate financing activities including public and private financing, mergers and acquisitions, and the syndication of limited partnership interests and has not otherwise held funds or securities for, or owed money or securities to, any customers.

See accompanying independent auditors' report.

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BWK Trinity Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of BWK Trinity Capital Securities LLC (the "Company") for the period from November 5, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the calculation of the net capital requirement. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of the Company for the period from November 5, 2002 (inception) to December 31, 2002 and the year ended December 31, 2003.

During the year ended December 31, 2003, the Company received notification from the National Association of Securities Dealers (NASD) that its calculation of the net capital amount was incorrect and it had violated SEC Rule 15c3-1(a) for being under the required minimum net capital. The Company investigated and corrected its errors and subsequently, the NASD reviewed the new net capital calculations and found the Company to be in compliance. Any restrictions on the Company's securities business previously imposed by the NASD were lifted, and the Company was allowed to resume its activities. We noted no other matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives, subsequent to the actions taken by the Company as described in the preceding paragraph.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 30, 2004